SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 5 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TEXTRON INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.50% Convertible Senior Notes due 2013

(Title of Class of Securities)

883203 BN0

(CUSIP Number of Class of Securities)

Jayne M. Donegan

Senior Associate General Counsel

Textron Inc.

40 Westminster Street

Providence, Rhode Island 02903

(401) 421-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Todd W. Eckland

Stanton D. Wong

PILLSBURY WINTHROP SHAW PITTMAN LLP

1540 Broadway

New York, NY 10036

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$1,074,119,468.46	$124,706

(*)                                 Determined in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule TO, that all 4.50% Convertible Senior Notes due 2013 (the “Notes”) of Textron Inc. (the “Company”) outstanding as of September 14, 2011 will be purchased pursuant to the Offer at the maximum purchase price of $1,790.22 in cash per $1,000 principal amount of Notes. As of September 14, 2011, there was $599,993,000 aggregate principal amount of Notes outstanding.

(**)                          The amount of the filing fee is calculated in accordance with Rule 0-11 under the Exchange Act, by multiplying the Transaction Valuation by 0.0001161.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$124,706	Filing Party:	Textron Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 14, 2011

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Textron Inc., a Delaware corporation (the “Company”), on September 14, 2011, as amended by Amendment No. 1 filed with the SEC by the Company on September 15, 2011, Amendment No. 2 filed with the SEC by the Company on September 21, 2011, Amendment No. 3 filed with the SEC by the Company on October 11, 2011 and Amendment No. 4 filed with the SEC by the Company on October 12, 2011 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase for cash (the “Offer”) any and all of the Company’s outstanding 4.50% Convertible Senior Notes due 2013 (the “Notes”) upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated September 14, 2011, and the related Letter of Transmittal.

This Amendment No. 5 is the final amendment to the Schedule TO and reports the results of the Offer.

Item 1.	Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented by the following:

The Offer expired at 12:00 midnight, New York City time, at the end of the day on Wednesday, October 12, 2011. As of the expiration of the Offer, $224,702,000 in aggregate principal amount of Notes, representing approximately 37.5% of the aggregate outstanding principal amount of Notes, were validly tendered and not properly withdrawn. The Company has accepted for purchase all Notes that were validly tendered and not properly withdrawn. As previously announced by the Company, the final purchase price per $1,000 principal amount of Notes is $1,524.03. The Company expects to settle the Offer on October 13, 2011 and to pay an aggregate of approximately $347.9 million to purchase all of the Notes that were validly tendered and not properly withdrawn.

Item 4.	Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented by the information set forth above under Item 1, which information is incorporated by reference.

Item 7.	Source and Amount of Funds or Other Consideration

Items 7(a) and (d) of the Schedule TO are hereby amended and supplemented by the information set forth above under Item 1, which information is incorporated by reference.

Item 12.	Material to be Filed as Exhibits

Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(5)(B)	Press Release dated October 13, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2011.

TEXTRON INC.

By	/s/ Mary F. Lovejoy
Mary F. Lovejoy
Vice President and Treasurer

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated September 14, 2011.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Voluntary Offering Instructions.*

(a)(1)(D)	Form of Notice of Withdrawal.*

(a)(1)(E)	Press Release dated September 14, 2011.*

(a)(5)(A)	Press Release dated October 12, 2011.*

(a)(5)(B)	Press Release dated October 13, 2011.

(b)	None.

(d)(1)

Indenture, dated as of September 10, 1999, between the Company and The Bank of New York Mellon Trust Company, N.A (as successor to The Bank of New York), as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement No. 333-113313).

(d)(2)

Supplemental Indenture, dated as of May 5, 2009, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York), as trustee (including Form of Note) (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 5, 2009).

(d)(3)

Convertible Bond Hedge Transaction Confirmation, dated April 29, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 5, 2009).

(d)(4)

Issuer Warrant Transaction Confirmation, dated April 29, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 5, 2009).

(d)(5)

Convertible Bond Hedge Transaction Confirmation, dated April 29, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed May 5, 2009).

(d)(6)

Issuer Warrant Transaction Confirmation, dated April 29, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed May 5, 2009).

(d)(7)

Convertible Bond Hedge Transaction Confirmation, dated April 30, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed May 5, 2009).

(d)(8)

Issuer Warrant Transaction Confirmation, dated April 30, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed May 5, 2009).

(d)(9)

Convertible Bond Hedge Transaction Confirmation, dated April 30, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed May 5, 2009).

(d)(10)

Issuer Warrant Transaction Confirmation, dated April 30, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed May 5, 2009).

(d)(11)

Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed May 5, 2009).

(d)(12)

Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed May 5, 2009).

(d)(13)

Additional Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between Goldman, Sachs & Co. and the Company (incorporated herein by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed May 5, 2009).

(d)(14)

Additional Issuer Warrant Transaction Reformation Agreement, dated May 4, 2009, between JPMorgan Chase Bank, National Association and the Company (incorporated herein by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed May 5, 2009).

(d)(15)

Textron Inc. 2007 Long-Term Incentive Plan (Amended and Restated as of April 28, 2010) (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2010).

(d)(16)	Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007).

(d)(17)	Form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007).

(d)(18)	Form of Restricted Stock Unit Grant Agreement (incorporated herein by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007).

(d)(19)

Form of Restricted Stock Unit Grant Agreement with Dividend Equivalents (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2008).

(d)(20)

Textron Inc. 1999 Long-Term Incentive Plan for Textron Employees (Amended and Restated Effective July 25, 2007) (incorporated herein by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2007).

(d)(21)

Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2004) (SEC File No. 001-05480).

(d)(22)

Form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2004) (SEC File No. 001-05480).

(d)(23)

Second Amended and Restated Employment Agreement between Textron and John D. Butler dated as of February 26, 2008 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 28, 2008).

(d)(24)

Letter Agreement between the Company and Scott C. Donnelly, dated June 26, 2008 (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 2008).

(d)(25)

Second Amended and Restated Employment Agreement between the Company and Terrence O’Donnell dated as of February 26, 2008 (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed February 28, 2008).

(d)(26)

Letter Agreement between the Company and Frank Connor, dated July 27, 2009 (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009).

(d)(27)	Director Compensation (incorporated herein by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2007).

(d)(28)

Officers’ Certificate dated September 21, 2011 establishing the New Senior Notes pursuant to the Indenture (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed September 21, 2011).

(d)(29)	Form of Global Note for the 4.625% Notes (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed September 21, 2011).

(d)(30)	Form of Global Note for the 5.950% Notes (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed September 21, 2011).

(g)	None.

(h)	None.

*                 Previously filed.